

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2023

Stanton Ross
Chief Executive Officer
DIGITAL ALLY, INC.
14001 Marshall Drive
Lenexa, KS 66215

> **Re: DIGITAL ALLY, INC.**
> **Registration Statement on Form S-3**
> **Filed on April 20, 2023**
> **File No. 333-271358**

Dear Stanton Ross:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed April 20, 2023

General

1. Please ensure that disclosure regarding your planned spin-off transaction is clear as to who is spinning off from whom, and who the final spun-off companies will be. Also revise to clarify the expected timing for the transaction.

2. We note that you are offering up to 800,000 Conversion Shares for resale. However, your Selling Stockholders table on page 36 indicates a maximum of 600,000 Conversion Shares are being offered for resale. Please revise or advise. Also revise Exhibit 5.1, as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Danovitch